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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                     Interstate Energy Corporation PTE Ltd.
                                65 Chulia Street
                              No. 31-00, Singapore

                        (Name of foreign utility company)




                               IES Industries Inc.

                   (Name of filing company if filed on behalf
                          of a foreign utility company)




                  The Commission is requested to mail copies of
                       all communications relating to this
                                Notification to:

                              Stephen W. Southwick
                   Vice President, General Counsel & Secretary
                               IES Industries Inc.
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401


                                 M. Douglas Dunn
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                          New York, New York 10005-1413
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                  IES Industries Inc. ("IES"), an Iowa corporation, acting on behalf of Interstate Energy Corporation PTE Ltd. ("Interstate PTE"), which is incorporated in Singapore and is a wholly-owned subsidiary of IES, hereby notifies the Securities and Exchange Commission (the "Commission") that Interstate PTE is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act.

ITEM 1.           NAME, BUSINESS, ADDRESS, FACILITIES AND OWNERSHIP.

                  The name and business address of the company claiming FUCO status is Interstate Energy Corporation PTE Ltd., 65 Chulia Street, No. 31-00, Singapore.

                  Interstate PTE is participating in cooperative joint venture enterprises in the People's Republic of China ("PRC") with PRC enterprise legal persons and may in the future establish similar enterprises. In the enterprises, Interstate PTE establishes a limited liability Joint Venture Company with a PRC enterprise legal person to develop, manage and operate power plants. The Joint Venture Companies are intended to, among other things, develop and operate co-generation steam and power facilities and to enhance the economic efficiency of the generation of energy from the power plants.

                   Interstate PTE will do business only through its ownership interests in the joint ventures of or other property in the PRC in which it acquires an interest. It will neither own nor operate facilities that are located in any State in the United States of America (the "United States") that are used for the generation, transmission, or distribution of electric energy and will derive no part of its income from the generation, transmission, or distribution of electric energy for sale within the United States.

ITEM 2. DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES OF INTERSTATE PTE AND THEIR RELATIONSHIP TO INTERSTATE PTE.

                  Interstate PTE is a wholly-owned subsidiary of IES International Inc. ("International"), an Iowa corporation and a holding company for certain of the international non-utility subsidiaries of IES. International is a wholly-owned subsidiary of IES Diversified Inc. ("Diversified"), an Iowa corporation which serves as the holding company for substantially all of the non-utility businesses of IES. Diversified, an Iowa corporation, is a wholly-owned subsidiary of IES.

                  IES Utilities Inc. ("Utilities"), an Iowa corporation engaged primarily in providing electric energy, natural gas and, to a limited extent, steam used for heating and industrial purposes, is a public utility associate company of Interstate PTE. IES owns all of the issued and outstanding shares of common



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stock of Utilities. At present, apart from its affiliation to IES, Utilities has no relationship with Interstate PTE. Utilities may perform services in conjunction with the joint venture enterprises for Interstate PTE and its subsidiaries in accordance with the rules and regulations, if applicable, of the Iowa Utilities Board (the "IUB") and the Commission.

                  If the service company ("Services") is formed as described in the Form U-1 Application/Declaration, as amended, in File No. 70-8891 of the Commission, Services may also perform services for Interstate PTE and its subsidiaries in accordance with the rules and regulations, if applicable, of the IUB and the Commission.

EXHIBIT A:  STATE CERTIFICATION.

         Attached as Exhibit A is a letter from the IUB dated December 9, 1997, certifying that it has the authority and resources to protect ratepayers subject to its jurisdiction with respect to the ownership interests that IES, either itself or through a subsidiary, has or may obtain in electric facilities in foreign countries and that it intends to exercise its authority so long as the aggregate total foreign investment by IES does not at any time exceed $240 million. IES does not have an aggregate of $240 million or more in foreign investment. The IUB is the only state commission that has retail rate jurisdiction over Utilities.




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                                    SIGNATURE


                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                  IES Industries Inc.


                                  By: /s/ Stephen W. Southwick
                                     -------------------------------------------
                                     Stephen W. Southwick
                                     Vice President, General Counsel & Secretary




Date:  December 12, 1997




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                                EXHIBIT INDEX
                                -------------


EXHIBIT A:  STATE CERTIFICATION.

         Attached as Exhibit A is a letter from the IUB dated December 9, 1997, certifying that it has the authority and resources to protect ratepayers subject to its jurisdiction with respect to the ownership interests that IES, either itself or through a subsidiary, has or may obtain in electric facilities in foreign countries and that it intends to exercise its authority so long as the aggregate total foreign investment by IES does not at any time exceed $240 million. IES does not have an aggregate of $240 million or more in foreign investment. The IUB is the only state commission that has retail rate jurisdiction over IES Utilities.